NewsRelease

TransCanada to Highlight Positive Long-Term Outlook at Investor Day

Common Share Dividend Expected to Grow Eight to Ten Per Cent
Annually Through 2020

TORONTO, Ontario – November 17, 2015 – TransCanada Corporation (TSX, NYSE: TRP) (TransCanada) will hold its annual Investor Day in Toronto today where it will review its strategic outlook for its natural gas pipelines, liquids pipelines and energy businesses along with its financing plans.

“Our $66 billion portfolio of high-quality, long-life energy infrastructure assets are expected to continue generating stable and predictable results through various market conditions,” said Russ Girling, TransCanada’s president and chief executive officer. “In addition, $13 billion of visible near-term growth projects are poised to enter service and begin contributing to earnings and cash flow over the next three years.”

“As a result, we expect our common share dividend to grow at an average annual rate of eight to ten per cent through 2020,” added Girling. “Success in advancing additional growth initiatives could further extend and augment future dividend growth.”

By the end of 2018, $13 billion of small to medium-sized growth projects are expected to enter service, subject to various regulatory approvals. They include $6 billion of NGTL System, Canadian Mainline and U.S. natural gas pipeline expansions, $2 billion of Mexican natural gas pipelines, $3 billion of regional liquids pipelines and $2 billion of power generation facilities. We also continue to advance a number of other growth initiatives, including $35 billion of commercially secured large-scale projects.

TransCanada is also enhancing shareholder and stakeholder value by maximizing the operating effectiveness and efficiency of its existing business. Restructuring efforts are being undertaken in fourth quarter 2015 and will continue into 2016 which are expected to reduce overall costs improving our competitiveness to the benefit of shareholders and customers.

“Our high quality diversified asset base and growing cash flow are the foundation to provide our shareholders with visible dividend growth through the end of the decade,” concluded Girling. “At the same time, we will maintain the financial strength and flexibility required to prudently fund our capital program while remaining focused on disciplined capital allocation.”

Recently, on November 2, 2015, TransCanada’s Board of Directors declared a quarterly dividend of $0.52 per common share for the quarter ending December 31, 2015, equivalent to $2.08 per common share on an annualized basis.

The investor event will be webcast live starting at 8 a.m. eastern standard time, 6 a.m. mountain standard time. Interested parties may participate in the webcast available through TransCanada’s Investor Centre at www.transcanada.com/events-presentations.html. A copy of the presentation material will be available on the website. The webcast will be archived and accessible for replay after the event.

With more than 65 years' experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and liquids pipelines, power generation and gas storage facilities. TransCanada operates a network of natural gas pipelines that extends more than 68,000 kilometres (42,100 miles), tapping into virtually all major gas supply basins in North America. TransCanada is one of the continent's largest providers of gas storage and related services with 368 billion cubic feet of storage capacity. A growing independent power producer, TransCanada owns or has interests in over 10,900 megawatts of power generation in Canada and the United States. TransCanada is developing one of North America's largest liquids delivery systems. TransCanada's common shares trade on the Toronto and New York stock exchanges under the symbol TRP. Visit TransCanada.com and our blog to learn more, or connect with us on social media and 3BL Media.

FORWARD LOOKING INFORMATION
This publication contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this document are intended to provide TransCanada security holders and potential investors with information regarding TransCanada and its subsidiaries, including management's assessment of TransCanada's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TransCanada's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed in this news release, and not to use future-oriented information or financial outlooks for anything other than their intended purpose. TransCanada undertakes no obligation to update or revise any forward-looking information except as required by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the Quarterly Report to Shareholders dated November 2, 2015 and 2014 Annual Report filed under TransCanada's profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov.

TransCanada Media Enquiries:
Mark Cooper/Shawn Howard
403.920.7859 or 800.608.7859

TransCanada Investor & Analyst Enquiries:
David Moneta/Lee Evans
403.920.7911 or 800.361.6522